For immediate release
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14 September 1998-09-14

NYCOMED AMERSHAM PLC ANNOUNCES THAT TENDER OFFER FOR MOLECULAR DYNAMICS, INC. SUCCESSFULLY COMPLETED

Nycomed Amersham plc announces that the tender offer for Molecular Dynamics, Inc. has been successfully completed. This acquisition will further strengthen Amersham Pharmacia Biotech's competitive position in the market for DNA sequencing by incorporating the proven skills of the Molecular Dynamics California based team.

Amersham Pharmacia Biotech is one of the world's largest suppliers of biotechnology products to those already involved in life-science research and pharmaceutical production. It is already the leader in the majority of its markets: industrial and laboratory separation of biomolecules, drug screening, production technologies for anti-sense type drugs, reagents for drug trials and molecular biology.

Molecular Dynamics, a public corporation with headquarters in Sunnyvale, California is a leading provider of systems that accelerate genetic discovery and analysis. These include DNA sequencing instruments (based on capillary array electrophoresis), microarrays and scanners.

The two companies formed a strategic alliance in 1994. This partnership has been highly successful in bringing together the molecular biology and chemistry skills of Amersham Pharmacia Biotech with the instrumentation and software capabilities of Molecular Dynamics to develop and market complete DNA sequencing and genomic analysis systems.

Since its launch last year, the alliance's Microarray programme for DNA analysis has achieved significant market acceptance through technology access contacts involving more than 20 partner companies. The alliance's high-throughput DNA sequencing system, MegaBACE TM, is based on the state-of-the-art capillary electrophoresis. Designed for production-scale sequencing operations, MegaBACE was first commercialised a year ago and is now routinely used in leading American, European and Japanese genomics centres.

The partners believe that combining their operations will accelerate the commercialisation of these systems. Further, an integrated research and development approach will maximise the potential of the technologies and customers will also benefit from unified approach. The combined extensive global sales force network is expected to enhance the market penetration of Molecular Dynamics' well-established scanners as well as the sequencing and microarray systems.

Bill Castell, Chief Executive, Nycomed Amersham plc said "We are delighted with the acquisition of Molecular Dynamics and believe that this important step will further strengthen our position at the heart of the genomics industry and accelerate the commercialisation and development of our genomic technologies."

London, England and Palo Alto, California - September 11 1998 - Nycomed Amersham plc (NYSE: NYE) and Molecular Dynamics, Inc. (Nasdaq: MDYN) announced today that the offer by Amersham Pharmacia Biotech Ltd., the joint venture between Nycomed Amersham plc (55%) and Pharmacia & Upjohn Inc. (45%) (NYSE:
PNU) to purchase all outstanding shares of common stock of Nycomed's strategic partner, Molecular Dynamics, for $20.50 in cash expired, as scheduled, at midnight, New York City time on Friday September 11, 1998. Amersham Pharmacia Biotech accepted for purchase all Molecular Dynamics shares validly tendered and not withdrawn prior to the expiration of the offer.

As of the expiration of the offer, approximately 9,032,000 shares of Molecular Dynamics common stock, including shares tendered pursuant to guarantees of delivery, has been validly tendered and not withdrawn. Payment for shares validly tendered is expected to be made by Harris Trust Company of New York, acting as depositary for the tender offer, promptly in accordance with the terms of this offer. The shares accepted for purchase in the offer and the 1,000,000 shares of Molecular Dynamics already owned by Amersham Pharmacia Biotech represent approximately 97% of the outstanding shares of common stock of Molecular Dynamics.

Nycomed Amersham expects that the merger of APB Acquisition Co., a wholly owned subsidiary of Amersham Pharmacia Biotech, and Molecular Dynamics will occur promptly.

                                 - ENDS -

Media / financial enquiries:

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                       Nycomed Amersham

Matthew Butler         Director of Corporate Affairs     +44 1494 542050
                       Nycomed Amersham

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Kate Inverarity        Brunswick Group Ltd               +1 212 333 3810
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